Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges
Archer Daniels Midland Company
Expressed in Thousands

	Fiscal	Six Months					Three Months
	Year Ended	Ended	Year Ended	Year Ended	Year Ended	Year Ended	Ended
	30-Jun	31-Dec	31-Dec	31-Dec	31-Dec	31-Dec	31-Mar
	2012	2012	2013	2014	2015	2016	2017
Earnings
Earnings Before Income Taxes	$1,764,898	$997,275	$2,023,341	$3,129,966	$2,284,045	$1,822,158	$457,759
Less: Equity in Earnings of
Unconsolidated Affiliates, Net of
Dividends	(243,121)	(200,833)	(285,263)	(214,979)	(49,693)	(60,870)	(97,289)
Less: Capitalized Interest
Included in Interest Expense Below	(20,869)	(11,548)	(16,434)	(17,863)	(10,761)	(19,602)	(5,746)
Less: Noncontrolling Interest	(18,387)	(2,184)	(11,868)	(4,553)	3,089	(9,112)	(632)
Total Earnings	1,482,521	782,710	1,709,776	2,892,571	2,226,680	1,732,574	354,092
Fixed Charges
Interest Expenses:
Consolidated Interest Expense	441,765	212,527	412,810	336,633	307,941	292,547	81,337
Capitalized Interest	20,869	11,548	16,434	17,863	10,761	19,602	5,746
Total Interest Expense	462,634	224,075	429,244	354,496	318,702	312,149	87,083
One Third of Rental Expenses	69,648	35,295	66,311	64,681	77,202	81,713	19,890
Total Fixed Charges	532,282	259,370	495,555	419,177	395,904	393,862	106,973
Earnings Available for Fixed Charges	$2,014,803	$1,042,080	$2,205,331	$3,311,748	$2,622,584	$2,126,436	$461,065
Ratio of Earnings to Fixed Charges	3.79	4.02	4.45	7.90	6.62	5.40	4.31